

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Mr. Thomas Seifert
Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

> **Re:** **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended March 28, 2014**
> **Filed May 16, 2014**
> **File No. 000-17781**

Dear Mr. Seifert:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 28, 2014

Note 8. Commitments and Contingencies

Litigation contingencies, page 83

1. We note your disclose that the initial analysis of actual damages exposure from the government's investigation of your compliance with certain provision of your GSA contract is approximately $145 million. You also disclose that the government has indicated that they will pursue claims for certain sales in specific states and through reseller GSA Schedule contracts as well as the possibility that the investigation could lead to claims or findings of violations of the False Claims Act, which could be material. Your disclosures indicate that your current estimate of the low end of the range of

estimated loss from this matter is $25 million. Please tell us and clarify in future filings whether the $25 million recorded contemplates estimated losses from both the investigation of compliance with the contract provisions and possible violations of the False Claims Act. Also tell us whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of the amount recorded. If there is at least a reasonable possibility that a loss may have been incurred, please disclose in future filings an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. We refer you to ASC 450-20-50. Please note that while we understand that there are uncertainties associated with estimating the amount of reasonably possible losses in excess of accrual, ASC 450-20-50 does not require that the estimate be precise. Similar concerns apply to your Form 10-Q for the quarterly period ended July 4, 2014. Please provide us with your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief